FILED BY ROKU, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ROKU, INC.
COMMISSION FILE NO. 001-38211

Updated Employee FAQs: July 7, 2026

This FAQ addresses questions that we have received from employees in connection with the pending acquisition of Roku by Fox Corporation.

We unfortunately cannot provide answers to all questions that we have received at this time, in particular questions that relate to integration matters or Fox’s plans for the combined company following the closing of the transaction.

Equity and Stock

I own Roku stock. What happens to my shares?
Subject to the terms of the merger agreement, Roku shareholders will be entitled to receive $96.00 in cash and 0.9693 shares of Fox Corporation Class A common stock for each share of Roku stock they own at the close of the transaction, which is expected in the first half of 2027.

I hold unvested Roku RSU awards. What happens to my unvested Roku RSUs?
Upon the transaction closing, each unvested Roku RSU will be cancelled and converted into the right to receive the following:

(i)	a cash-based award that represents the right to receive $96.00 for each Roku share underlying the Roku RSU; and

(ii)	an award of Fox RSUs that represents the right to receive 0.9693 shares of Fox Class A common stock.

Fox will be able to decide whether to pay out the cash-based award in cash or shares of Fox Class A common stock (valued based on the closing trading price of the Fox Class A common stock on the day before the payment date), or a combination of both. These converted awards, including the cash-based award, will continue to vest on the same schedule (including any contractual acceleration rights) that applied to the applicable Roku RSUs immediately before closing. All amounts payable are  subject to deduction for applicable withholding taxes.

An illustrative example is provided below.

•	Assume, for illustrative purposes, the acquisition closes on February 1, 2027 and you remained employed with Roku through June 1, 2027, subject to any contractual termination protections.
•	Immediately before the closing you had unvested RSUs with respect to 20 Roku shares, 10 of which are set to vest on March 1, 2027, and the last 10 on June 1, 2027.
•	At the closing, your unvested RSUs will be cancelled and converted into:
o	a cash-based award that represents the right to receive (subject to the same vesting schedule): $1,920 (20 shares * $96/share); and
o	an award of Fox RSUs that represents the right to receive (subject to the same vesting schedule): 19 shares of Fox Class A common stock (20 shares * 0.9693, rounded to the nearest whole share).
•	On March 1, 2027, you would now have the right to receive (subject to the merger agreement):
o
$960, payable in cash or in Fox Class A shares with a value of $960, based on the closing per share price of Fox Class A common stock on the last trading day before payment, or a combination thereof with the same value; PLUS

o	10 shares of Fox Class A common stock.
•	On June 1, 2027, you would now have the right to receive (subject to the merger agreement):
o
$960, payable in cash or in Fox Class A shares with a value of $960, based on the closing per share price of Fox Class A common stock on the last trading day before payment, or a combination thereof with the same value; PLUS

o	9 shares of Fox Class A common stock.

I have vested Roku options. What happens to my vested Roku options?
•
Each vested in-the-money Roku stock option as of the closing of the acquisition will be converted into the right to receive $96.00 in cash and 0.9693 shares of Fox Corporation Class A common stock for each share of Roku stock subject to the stock option immediately prior to the closing, reduced by the applicable per-share exercise price. 60% of the per-share exercise price will reduce the cash consideration, while 40% of the per-share exercise price will reduce the share consideration. All amounts payable are subject to deduction for applicable withholding taxes.

•	Vested out-of-the money Roku stock options as of the closing will be cancelled in accordance with the terms of the applicable equity plan.

•
Roku stock options will be “in the money” if they are unexpired, unexercised and outstanding immediately prior to closing and have a per share exercise price that is less than the sum of $96.00 and the product of the closing trading price of the Fox Corporation Class A common stock on the final trading day immediately preceding the closing date multiplied by 0.9693.

I have unvested Roku options. What happens to my unvested Roku options?
•	Roku stock options that are unvested when the acquisition closes will be cancelled and converted into the right to receive two separate awards:
o	a Fox stock option (“Fox Option”); and
o	a cash-based award (the “Cash Award”) that Fox may elect to pay in cash, shares of Fox Class A common stock, or a mix of both.
•	Both awards will keep the same vesting schedule (including any contractual acceleration rights) that applied to your Roku options immediately before the transaction closing.
•
Your Fox Option will provide you the right to purchase, when vested, a number of shares of Fox Class A common stock equal to the number of Roku shares underlying your unvested Roku option immediately prior to the closing multiplied by 0.9693, rounded down to the nearest whole share. The per-share exercise price for the Fox Option will be the per-share exercise price for your Roku option, divided by 0.9693, and then multiplied by 40%, rounded up to the nearest whole cent.

•
Your Cash Award will represent the right to receive, for each Roku share underlying your unvested Roku option immediately prior to the closing, a payment equal to: $96 minus the exercise price per-share underlying your unvested Roku option multiplied by 60%. Fox will pay the Cash Award within 30 days following each vesting date. Fox may pay the amount in cash, in a number of shares of Fox Class A common stock with the same value, based on the closing per share price of Fox Class A common stock on the last trading day before payment, or in a combination of cash and Fox Class A shares.

All amounts payable with respect to your Fox Options and Cash Awards are subject to deduction for applicable withholding taxes.

Can I sell shares received upon settlement of my RSUs that are not yet vested but will vest prior to the closing of the transaction?
•	Yes, once vested. Prior to closing, RSU vesting and the trading window will operate as normal.

I have resigned from Roku. What happens to my equity awards?
•	Unvested awards will be cancelled upon your termination date.

•
Vested but unexercised options are retained for the period of time defined in your grant agreement. Upon closing of the transaction, if still outstanding, they will be treated like all other vested but unexercised options.

I have a 10b5-1 plan. Does this remain in effect?
•	10b5-1 plans that were in progress but not yet finalized at the time the window closed (on June 15th) have been cancelled.
•	10b5-1 plans that were in place at the time the merger agreement was signed remain in effect.
•	For additional questions regarding 10b5-1 plans, please email stockadmin@roku.com.

Workforce and Transitions

What if I do not want to continue with the combined company after closing?
•	You can voluntarily resign but you would not be eligible for any severance.

What if I am let go after closing?
•
Vice Presidents and above: If you are terminated without cause at any point from now until one year after the closing of the transaction, severance will be governed by Roku’s Severance Benefit Plan or other applicable agreement.

•	Employees below Vice President: Roku intends to adopt a written Company severance policy that formalizes its severance practices.
o	For US employees, the severance policy will provide for the following severance if you are terminated without cause at any point from now until one year after the closing of the transaction:
■	Senior Managers and below will receive 4 months of monthly TCT; and
■	Directors or Senior Directors will receive 6 months of monthly TCT
o	In other words, if the transaction formally closes on March 1, 2027, then Fox must honor the severance policy through February 28, 2028.
o	For employees outside of the US, the policy will also comply with applicable local laws as they relate to severance pay.

Will the company be offering buyouts (voluntary packages) for any employees in connection with the closing?
This is not being contemplated currently. We intend to continue to run on a business-as-usual basis.

Benefits

What happens to my 401(k) when the transaction closes?
Confirmation of the treatment of the Company’s 401(k) plan will be confirmed closer to closing.

What happens to my health benefits when the transaction closes?
Treatment of health benefit plans will be confirmed closer to closing.

I’m on a work visa. What does this mean for me?
Roku will continue to provide support to employees currently on sponsored visas in the ordinary course.

Why Fox and Roku

Roku is merging with Fox because the Roku board and senior management believe this will ensure a better future for the company. As Anthony stated in our press release on June 15, “Over the past two decades, we’ve built Roku into the leading TV streaming platform, reaching more than 100 million households globally and reshaping how people discover and enjoy entertainment. I’m incredibly proud of what our team has built, and the combination with FOX is an extraordinary opportunity to accelerate our vision, scale faster, and innovate more aggressively for viewers, partners, and advertisers. That’s why our Board of Directors unanimously determined after concluding its strategic review process that this transaction offers a significant premium to Roku shareholders while also providing them with the opportunity to participate in the compelling future upside of the combined company. I couldn’t be more excited about what we’ll accomplish together.”

Additional information about the Roku board’s and Fox board’s reasons for approving the transaction will be available in the joint proxy statement / prospectus that will be filed by Fox and Roku with the Securities and Exchange Commission in connection with the transaction.

This FAQ is only a summary of some of the questions and answers relating to the transaction, but it is not complete. You should also refer to (i) the Agreement and Plan of Merger by and among Fox, Roku and the other parties thereto, dated June 14, 2026, and (ii) the applicable agreements and plans governing your equity awards and severance benefits (together, the “Governing Documents”), which govern the terms of your equity awards and severance benefits in all respects. In the event of a conflict between anything stated in this FAQ and the Governing Documents, the Governing Documents control.

No Offer Or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“Fox”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Fox’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Fox’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Fox or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Fox and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Fox and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which Fox and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in Fox’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including Fox’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Fox nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Fox and Roku, Fox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Fox and Roku and that will also constitute a prospectus of Fox. Fox and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Fox or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Fox and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on Fox’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

Participants in the Solicitation

Fox, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Fox’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Fox’s Annual Report on Form 10-K for the year ended June 30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when filed.